

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

David Guest
Chief Executive Officer
Berry Only Inc.
722B Kingston Road
Toronto, Ontario
M4E 1R7 Canada

> **Re: Berry Only Inc.**
> **Registration Statement on Form S-1**
> **Filed August 17, 2010**
> **File No. 333-168897**

Dear Mr. Guest:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you intend the securities being registered to be offered on a delayed or continuous basis under Rule 415 of the Securities Act. If so, please check the Rule 415 box on the cover page of the registration statement.

2. We note that you currently have 5,950,000 shares outstanding, of which 3,000,000 are owned by your sole executive officer and director, Mr. Guest, and 2,950,000 are being registered for resale by the selling shareholders. Because of the nature and size of the transaction being registered relative to the number of shares outstanding, your offering appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C. However, it appears that you might not eligible to conduct an offering "at the market." Therefore, please advise us of the company's basis for determining that the transaction is appropriately characterized as a

transaction that is eligible to be made under Rule 415(a)(1)(i) or, alternatively, please reduce the amount of shares being registered to an amount that is less than or equal to no more than one-third of the amount of your outstanding securities held by non-affiliates.

Prospectus Cover Page, page 1

3. Please include the page number for the Risk Factors section. See Item 501(b)(5) of Regulation S-K.

Summary, page 3

4. Please revise this section to disclose that you have received a going concern opinion from your auditor.

Risk Factors, page 5

Because we have obligations under the Exclusive Distribution Agreement . . . , page 5

5. We note your statement that you have an annual distribution minimum of 20,000 pouches under the Exclusive Distribution Agreement with Wireless Wipes or the Agreement becomes null and void. However, in Section Three of the Exclusive Distribution Agreement we note that you have an annual distribution minimum of 10,000 pouches. Please reconcile this apparent inconsistency or revise your disclosure accordingly throughout the registration statement.

6. In this risk factor and an appropriate part of your Business section, please disclose the deadline for you to complete your annual distribution minimum to avoid the Agreement becoming null and void. We note that the Agreement's initial termination date is December 31, 2010.

Because our president owns approximately 50.42% . . . ., page 6

7. Please revise this risk factor to clarify, if true, that Mr. Guest has, and following the completion of the offering will continue to have, the ability to control your company.

Evolving regulation of the Internet . . . ., page 7

8. Please revise this risk factor to specifically address the risk to your business that you believe evolving regulation of the Internet presents. In its current form, the risk factor is too vague.

Selling Shareholders, page 9

9. On page 9, we note that the selling shareholders have only held their shares since June 30, 2010; however, on page 47 you state that you completed an offering of 2,950,000 shares to 33 purchasers on March 31, 2008. Please reconcile these statements. Additionally, please tell us with a view towards disclosure whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time of purchase or receipt of these securities, the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Interests of Named Experts and Counsel, page 13

10. Please revise the second paragraph of this section to state that the financial statements have been included in reliance on the report by John Kinross-Kennedy, C.P.A., given his authority as an expert in auditing and accounting.

Description of Business, page 14

11. The disclosure in your prospectus must be fair and balanced. We note that throughout the prospectus you make affirmative statements about what you will do or what will happen, but it appear that many of these statements are predictive in nature or depend on factors beyond your control and thus are subject to a degree of uncertainty that your use of the word "will" (and similar expressions) does not convey. See, for example, the statement on page 14 that "[d]emand . . . will be driven by several factors" and the statement on page 20 that you "will attend major tradeshows." Please revise these and similar statements throughout the prospectus to clarify matters that you intend to do or believe will happen.

12. Please refer to the second paragraph on page 14. Please tell us why the product you are proposing to sell is "revolutionary" or revise your disclosure accordingly. We note from your disclosure elsewhere in the prospectus that similar products exist. In addition, please revise your disclosure to explain the term "landed cost."

13. We note the four bullet points at the bottom of page 14. Please provide a more detailed explanation of what you mean by "proven distribution strategy," "good partners," and "cost effective strategy."

Need for the Product, page 15

14. We note your statement that "[c]ell phone subscribers in the Canadian market equal 19.3 million (2007 stat)." If available, please revise to include a more recent statistic or revise

your disclosure to address the risks associated with relying on, and the limitations of, information that is three years old.

Manufacturing and Product Fulfillment, page 16

15. We note your statement that the minimum order size is 400 pouches, at a cost of US $560. However, in Section Three of the Exclusive Distribution Agreement we note that you have a minimum order of US $300. Please revise your disclosure accordingly throughout the registration statement.

Customers, page 18

16. We note that you name certain distributors and retailers when discussing the types of customers you will sell to, such as Purell, 360 DOTCONNECT and other cell phone retailers in the Toronto area, Office Depot, and UPS. Please tell us why you have chosen to name these distributors and retailers. Please clearly state whether you have entered into agreements or negotiations with these distributors or retailers or whether they have approached you about distributing or selling Wireless Wipes. Please note that you cannot imply the existence of a relationship when one does not in fact exist.

17. Please provide a clear basis for the following assertions on page 18 or revise your disclosure accordingly.

    - "Indications are that [major hygiene/sanitizing product distributors] are very interested in also distributing Wireless Wipes expected to in turn will distribute Wireless Wipes in Canada to their customers."
    - "[E]arly efforts in Canada all indicate that these [major cell phone retailers in the Toronto area] are very interested in selling Wireless Wipes."
    - "In addition, general department stores are expected to carry Wireless Wipes."

Distribution Agreement with Wireless Wipes, page 17

18. Please revise your disclosure to describe the material terms of this agreement, such as, the duration of the exclusivity period. In addition, we note your statement that "[d]istribution will be through websites and affiliate programs, retail sales, wholesale distribution to resellers, and corporate/institution accounts (hospitals, airports, etc.). Please explain in more detail what you mean by "affiliate programs." Also, please correct the pagination on this page.

Direct Sales Strategy, page 19

19. Please tell us supplementally why you included a picture of your typical sell sheet and how it will help investors evaluate you when making investment decisions. Alternatively, you may remove the sell sheet from the prospectus.

Advertising, page 20

20. In the Other Key Strategies section, please explain in more detail what you mean by "online search engine optimization strategy."

Website, page 21

21. In this section, please address the following issues:

- Disclose when you expect the website to be operational.
- In the first line of the section, please describe the catalog in which the product will be included.
- In the sixth bullet point, please explain "coo,mapping features."

    In addition, please tell us whether you intend to use your website in connection with this offering. If you do, please provide us supplementally with copies of all offering materials that you intend to make available through your website.

Competition, page 21

22. Please identify your principal methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

U.S. Experience, page 23

23. We note your statement on page 24 that "Berry Only intends to pursue this same business model for Canada." Please provide a clear and more detailed description of the business model Berry Only intends to pursue.

Employees, page 24

24. Please revise this disclosure to clarify that you currently do not conduct business and are engaged only in development stage activities.

Registration Rights, page 26

25. We note your statement in the last paragraph on page 26 that "[i]n the near future, in order for us to continue with our mineral exploration program, we will need to raise additional capital." However, it does not appear that you have a mineral exploration program. Please revise your disclosure accordingly.

Financial Statements, page 27

General

26. You disclose on page 3 that you are a development stage enterprise. As such, please identify your financial statements as those of a development stage enterprise. Refer to FASB ASC 915-205-45-4. In addition, you should present cumulative amounts from your inception in your statement of operations and statement of cash flows. See FASB ASC 915-225-45-1 and 915-230-45-1.

Statement of Operations and Consolidated Loss, page 30

27. In order not to imply a greater degree of precision than exists, revise your presentations of net income (loss) per share throughout the filing to round only to the nearest cent.

Note 2 – Summary of Significant Accounting Policies, page 33

Basic and Diluted Earnings Per Share, page 35

28. Please revise your disclosure to state, if true, that the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations are for the year and period ended June 30, 2010 and 2009, instead of the three months ended June 30, 2010 and 2009.

Recent Accounting Pronouncements, page 35

29. You disclose that you do not anticipate the adoption of FASB ASC 165 will have an impact on your consolidated results of operations or financial position. You also disclose that the adoption of SFAS 168, as reflected in FASB ASC 105, will not have an impact on your financial position, results of operations or cash flows. Since these pronouncements are effective for you, please revise your disclosure to clearly state that you adopted the pronouncements and they did not have an impact on your financial position, results of operations or cash flows, if true.

Note 3 – Uncertainty of Ability to Continue as a Going Concern, page 36

30. Please revise your going concern disclosure to disclose whether there is any possibility that you would discontinue operations.

Plan of Operations, page 38

31. Please revise this section to state clearly which business setup and formation activities you have already completed and a timeframe for when you anticipate completing the remaining activities. Additionally, please specifically identify the activities and steps of

the process that are included in the $30,000 budget you specify at the bottom of page 38 and when you anticipate you will need to raise more capital to implement your business plan.

32. We note your statements that you researched and wrote the Wireless Wipes business plan and that you developed the Wireless Wipes website. Please explain to us supplementally why you were involved in these stages of Wireless Wipes' development. Specifically, please explain the nature of the relationship between you and Wireless Wipes.

33. Please discuss in more detail how you plan to develop third party distributor relationships and national accounts.

Liquidity and Capital Resources, page 39

34. Please disclose your commitments for capital expenditures, if any, as of June 30, 2010, including the amount of and a description of the commitments. In addition, please disclose how you anticipate funding these commitments. See Item 303(a)(2) of Regulation S-K.

35. Please disclose in your liquidity section any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. See Item 303(a)(1) of Regulation S-K.

36. Please revise your liquidity section to also discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Directors, Executive Officers, Promoters and Control Persons, page 40

37. Please provide the director information for Mr. Guest required by Item 401(e) of Regulation S-K.

Available Information, page 44

38. Please note that the Securities and Exchange Commission's current address is 100 F Street, NE, Washington, DC 20549. Please revise your disclosure accordingly.

Recent Sales of Unregistered Securities, page 46

39. Please disclose the facts relied upon to make the Regulation S exemption available for the sale of 2,950,000 shares of common stock to 33 purchasers. Please also disclose the section of Rule 903 you relied upon since section (C)(3) does not appear in Rule 903.

Undertakings, page 47

40. Please tell us why you have included the Rule 430B undertaking (paragraph 4(a) in your filing), as it does not appear that the offering falls within the scope of Rule 430B. Alternatively, you may delete this undertaking.

Exhibit 5.1 – Legal Opinion of Synergen Law Group

41. Please provide us with the supplemental confirmation of your legal counsel that in limiting its opinion to the General Corporation Law of the State of Nevada, counsel means all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Nevada Constitution that affect the interpretation of the General Corporation Law of the State of Nevada.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon at (202) 551-3866 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Karen A. Batcher, Esq.
Synergen Law Group, APC
819 Anchorage Place, Suite 28
Chula Vista, CA 91914